Exhibit 99.3

Management’s Discussion and Analysis

For the quarter ended

September 30, 2005

BASIS OF PRESENTATION

Management’s discussion and analysis should be read in conjunction with our September 30, 2005 interim consolidated financial statements and the accompanying notes, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This report should also be read in conjunction with the management’s discussion and analysis of operating results and the six-month financial statements contained in the Company’s fiscal transitional report for the period ended December 31, 2004. In this discussion, the words “Adherex”, the “Company”, “we”, “our” and “us” refer to Adherex Technologies Inc. together with its wholly-owned subsidiaries where apppropriate.

Because the majority of our operations are now denominated in United States (“U.S.”) dollars, effective January 1, 2005, our functional currency is the U.S. dollar. To coincide with the change in functional currency, we elected to also change our reporting currency to the U.S. dollar. Unless otherwise indicated, the amounts shown are in U.S. dollars.

The words and logos that follow are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: ADHEREXTM and EXHERINTM. All other product names referred to in this document are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding our financial condition and the results of operations that are based upon our consolidated financial statements. Any statements regarding our strategy, future development plans, operations and objectives may be forward-looking statements. The words “anticipates”, “believe”, “could”, “expect”, “may”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements necessarily contain these identifying words. Our actual results could differ materially from those expressed or implied by any forward-looking statements. We operate in a highly competitive environment that involves significant risks and uncertainties, including those listed in “Quarterly Operating and Business Risks” below.

OVERVIEW

We are a biopharmaceutical company located in the Research Triangle Park, NC (“RTP”) dedicated to the discovery and development of novel cancer therapeutics. We have multiple product candidates in clinical development, including ADH-1 (Exherin), eniluracil and sodium thiosulfate (“STS”). We also have a rich preclinical pipeline based on our proprietary cadherin platform. This quarter we completed a development and license agreement with GlaxoSmithKline (“GSK”) involving two compounds, ADH-1 and eniluracil, and completed an $8.5 million private placement financing.

We have not received any revenues to date and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals, achieve certain development milestones under our current agreement with GSK and/or establish additional collaborations that provide us with funding. As of September 30, 2005, our deficit accumulated during development stage was $45.3 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the potential commercialization of our product candidates. Research and development (“R&D”) expenses, which include expenses associated with clinical development activities, manufacturing of drug substance, employee compensation, research contracts, toxicology studies and laboratory activities, will be dependent on the results of our drug development efforts. General and administration (“G&A”) expenses, which include expenses associated with headcount and facilities, insurance and other administrative matters, will be dependent on the continued development of our facilities in RTP in support of our drug development programs. The amortization of acquired intellectual property rights relates to the intellectual property acquired in November 2002.

GlaxoSmithKline Relationship

On July 14, 2005, we entered into a development and license agreement with GSK. The agreement included the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license ADH-1. As part of the transaction GSK invested $3.0 million in our July 2005 Private Placement – see “Liquidity and Capital Resources” below.

Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time. If GSK exercises an option to buy-back eniluracil, Adherex could receive upfront payments, development milestone payments and sales milestone payments of up to $120 million in aggregate, plus up to double-digit royalties on annual net sales, dependent upon when in the compound’s development the option is exercised. In addition, if GSK elects to buy-back eniluracil, GSK would be responsible for the further development and associated expenses. If GSK does not exercise any of its buy-back options, Adherex would be free to develop eniluracil alone or with other partners and would be required to pay GSK development and sales milestones and double-digit royalties.

Adherex also granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. If the ADH-1 option is exercised, a series of upfront payments, development milestone payments and sales milestone payments to Adherex would be triggered of up to approximately $100 million in aggregate plus double-digit royalties on annual net sales. In addition, if GSK exercises the ADH-1 option, GSK would become responsible for all further development and associated expenses of the ADH-1 development program.

Product Candidates

We are a biopharmaceutical company with a focus on cancer therapeutics and a cadherin targeting technology platform. We have multiple product candidates in the clinical stage of development including:

•	ADH-1 is a molecularly targeted anti-cancer drug currently in Phase Ib/II and Phase II clinical studies. ADH-1 has been generally well tolerated and has shown evidence of anti-tumor activity in our Phase I study in certain patients that expressed the molecular marker N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells.

•	Eniluracil is a dihydropyrimidine dehydrogenase (“DPD”) inhibitor that was previously under development by GSK for the treatment of cancer. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-fluorouracil (“5-FU”), one of the world’s most widely-used oncology agents and a current first-line therapy for a variety of cancers including, colon, rectal, breast, head and neck, and ovarian. We are implementing an accelerated development program beginning in late 2005 to support the initiation of a Phase III clinical program that we anticipate to commence in mid 2007.

•	Sodium Thiosulfate (“STS”) is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Sciences University (“OHSU”) to reduce the disabling loss of hearing in some patients, particularly children, treated with platinum-based anticancer agents.

•	N-Acetylcysteine (“NAC”) is a chemoprotectant that is currently the subject of ongoing Phase I clinical studies by investigators at OHSU for the prevention of bone marrow toxicity resulting from certain chemotherapy regimens.

•	Mesna is a chemoenhancer that has displayed anticancer activity in preclinical studies conducted by investigators at Rutgers, The State University of New Jersey (“Rutgers”) and in a Phase I clinical study conducted by investigators in Argentina by reducing the development of resistance by cancer cells to certain chemotherapeutic agents.

We also have several preclinical product candidates targeted to enter clinical development over the next several years. Our drug discovery and development efforts are supported by over 40 issued U.S. patents and numerous pending patents worldwide that we either own or have licensed.

Management may in some cases be able to control the timing of expenses by accelerating or decelerating preclinical and clinical activities. Accordingly, we believe that period-to-period comparisons are not necessarily meaningful and should not be relied upon as a measure of future financial performance. Our actual results may differ materially from the expectations of investors and market analysts. In such an event, the prevailing market price of our common stock may be materially adversely affected.

CRITICAL ACOUNTING POLICIES AND ESTIMATES

Change in Accounting Policy

Effective January 1, 2002, we adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) set out in Section 3870 “Stock-based Compensation and Other Stock-based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, we elected to retroactively adjust retained earnings without restatement. On July 1, 2004 we increased the accumulated deficit by $1.7 million and increased contributed surplus by the same amount.

Reporting Currency

Effective January 1, 2005 we changed our functional currency from the Canadian dollar to the U.S. dollar as the majority of our transactions are denominated in U.S. dollars as the result of increasing activities undertaken in the United States. Concurrent with this change in functional currency we have also adopted the U.S. dollar as our reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date, revenues and expenses were translated at the average exchange rates prevailing during each reporting period, and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and total $5.9 million at December 31, 2004.

Share Consolidation

On July 20, 2005, we announced that our Board of Directors had approved a share consolidation of our common stock at a ratio of one-for-five. The share consolidation had previously been approved by our shareholders at the Annual and Special Meeting held on April 29, 2005. The share consolidation became effective at the close of business on July 29, 2005 and reduced the number of shares of common stock then outstanding from approximately 213 million to approximately 43 million. The share consolidation equally affected all of our common shares, stock options and warrants outstanding at the effective date. The number of shares of our common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding as well as per share data and per stock option data have been adjusted for all periods presented to reflect the one-for-five share consolidation.

Deferred Leasehold Inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor. The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease.

Non-monetary Exchanges

We record non-monetary exchange of assets with third parties by allocating the net book value of the assets exchanged by us in the transaction to the newly acquired assets as prescribed by the CICA 3830 “Non-monetary Transactions”.

Quarterly Information

The following table presents selected consolidated financial data for each of the last eight quarters through September 30, 2005 (dollars in thousands, except per share information):

Period	Net Loss for the Period	Basic and Diluted Net Loss per Common Share
December 31, 2003	$(2,067)	$(0.12)
March 31, 2004	$(2,391)	$(0.08)
June 30, 2004	$(2,681)	$(0.08)
September 30, 2004	$(2,756)	$(0.08)
December 31, 2004	$(5,309)	$(0.15)
March 31, 2005	$(3,119)	$(0.08)
June 30, 2005	$(4,622)	$(0.13)
September 30, 2005	$(4,404)	$(0.11)

The increase in the net loss for the four most recent quarters is due to the increased R&D efforts associated with the clinical development activities of ADH-1 including, but not limited to, the manufacture of drug substance, preclinical activities to support the clinical program and our clinical trial activities. Our improved liquidity from the completion of financings in December 2003, May 2004 and July 2005 have allowed these increased R&D activities to occur.

The increase in the net loss for the quarter ended December 31, 2004 as compared to prior quarters, is due to an increase in R&D spending and the acquisition of Cadherin Biomedical Inc. (“CBI”). The acquisition of CBI resulted in a charge to the Statement of Operations totaling $1.3 million.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2005 and 2004

Interest Income

Interest income for the three month period ended September 30, 2005 was $0.2 million, compared to $0.1 million for the same period in 2004. The reason for the increase in interest yields, despite higher 2004 balances, is due to higher interest rates in 2005 being achieved in the U.S. as compared to Canada in 2004.

We have not generated any revenues to date. We do not expect to have significant revenues or income, other than interest income, until we are able to sell our product candidates after obtaining applicable regulatory approvals, we achieve development milestones or receive option payments under our current GSK agreement and/or establish additional collaborations that provide us with funding, such as licensing fees, royalties, milestone payments or upfront payments.

Research and Development Expenses

R&D expenses for the three month period ended September 30, 2005 totaled $3.1 million as compared to $1.2 million for the same period in 2004. During the three month period ended September 30, 2005, R&D expenses consisted primarily of manufacturing of drug substance, clinical trial related activities and employee-related compensation expense. The increase of $1.9 million in R&D expense over the same period in 2004 relates to our expanding clinical trial program for ADH-1, including the ongoing ADH-1 Phase Ib/II trials in Europe and the U.S. and our Phase II trial in Canada. In addition, a portion of the increase relates to initial activities in the development of eniluracil. During the three month period ended September 30, 2004, R&D expense consisted primarily of costs relating to the manufacture of drug substance for use in these ADH-1 trials and employee-related compensation expense.

We expect our R&D expenses to continue to increase in future quarters due to the expansion and advancement of our clinical and preclinical programs, including the addition of eniluracil and the addition of related headcount. The expansion of R&D will also involve increased outsourcing throughout the remainder of 2005.

R&D expenses for the three month period ended September 30, 2005 include $0.2 million of non-cash stock-based employee compensation and consultant expense associated with the adoption of CICA 3870 on July 1, 2004.

General and Administration Expenses

G&A expenses totaled $1.0 million for the three month period ended September 30, 2005, as compared to $1.2 million for the same period in 2004. The decrease of $0.2 million in G&A expense in the current period is due primarily to costs related to the establishment of our offices in RTP, along with costs associated with the relocation of management from Canada and recruitment costs during the same period in 2004.

G&A expenses for the three month period ended September 30, 2005 include $0.2 million of non-cash stock-based employee compensation and consultant expense associated with the adoption of CICA 3870 on July 1, 2004.

While we do expect G&A expenses to increase in future quarters, we expect this growth rate to continue to be significantly lower than the growth rate in R&D expense.

Amortization of Acquired Intellectual Property Rights

The expense associated with the amortization of intellectual property rights was $0.7 million for the three month period ended September 30, 2005 and $0.6 million for the three month period ended September 30, 2004. This slight difference is due to our change in functional currency to the U.S. dollar effective January 1, 2005. The non-cash expense relates to the value of intellectual property rights acquired in November 2002 that is being amortized on a straight-line basis over a 10-year period.

Interest Expense

The expense relates primarily to interest associated with the financing of leasehold improvements to our facilities through our landlord.

Recovery of Future Income Taxes

Future taxes recovered totaled $0.2 million for the three month period ended September 30, 2005 and 2004. The future tax liability, as recognized in the balance sheet, relates directly to the intellectual property rights acquired in November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, Inc. (“Oxiquant”) the subsidiary that holds the acquired intellectual property rights, has no other activity and the future tax assets of other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property.

Nine Months Ended September 30, 2005 and 2004

Interest Income

Interest income for the nine month period ended September 30, 2005 was $0.3 million, compared to $0.2 million for the same period in 2004 due to higher U.S. interest rates.

We have not generated any revenues to date. We do not expect to have significant revenues or income, other than interest income, until we are able to sell our product candidates after obtaining applicable regulatory approvals, we achieve development milestones or receive option payments under our GSK agreement, and/or we establish additional collaborations that provide us with funding.

Research and Development Expenses

R&D expenses for the nine month period ended September 30, 2005 totaled $8.5 million as compared to $3.3 million for the same period in 2004. During the nine month period ended September 30, 2005, R&D expenses consisted primarily of manufacturing of drug substance, clinical trial related activities and employee-related compensation expense. The increase of $5.2 million in R&D expense over the same period in 2004 relates to our expanding clinical trial program for ADH-1, including our Phase Ib/II trials in Europe and the U.S., and our Phase II trial in Canada. In addition, a portion of the increase relates to initial activities in the development of eniluracil. During the nine month period ended September 30, 2004, R&D expense consisted primarily of costs relating to the manufacture of drug substance for use in the ADH-1 trials.

We expect our R&D expenses to continue to increase in future periods due to the expansion and advancement of our clinical and preclinical programs and the addition of related headcount. The expansion of R&D will also involve increased outsourcing throughout the remainder of 2005.

R&D expenses for the nine month period ended September 30, 2005 include $0.9 million of non-cash stock-based employee compensation and consultant expense associated with the adoption of CICA 3870 on July 1, 2004.

General and Administration Expenses

G&A expenses totaled $2.6 million for the nine month period ended September 30, 2005, as compared to $3.7 million for the same period in 2004. This decrease of $1.1 million is due primarily to higher expenses related to our relocation of staff to RTP, restructuring charges from staffing changes as a result of refocused scientific activity, incentive bonuses to executives and consulting fees incurred during the nine month period ended September 30, 2004.

G&A expenses for the nine month period ended September 30, 2005 include $0.4 million of non-cash stock-based employee compensation and consultant expense associated with the adoption of CICA 3870 on July 1, 2004.

While we do expect G&A expenses to increase in future periods, we expect this growth rate to continue to be significantly lower than the growth rate in R&D expense.

Amortization of Acquired Intellectual Property Rights

The expense associated with the amortization of intellectual property rights was $2.1 million for the nine month period ended September 30, 2005 and $1.8 million for the nine month period ended September 30, 2004. This slight difference is due to our change in functional currency to the U.S. dollar effective January 1, 2005. The expense relates to the value of intellectual property rights acquired in November 2002 that is being amortized on a straight-line basis over a 10-year period.

Interest Expense

The expense relates primarily to interest associated with the financing of $0.1 million of leasehold improvements to our facilities through our landlord.

Recovery of Future Income Taxes

Future taxes recovered totaled $0.7 million for the nine month period ended September 30, 2005. The future tax liability, as recognized in the balance sheet, relates directly to the intellectual property rights acquired in November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, Inc. (“Oxiquant”) our subsidiary that holds the acquired intellectual property rights, has no other activity and the future tax assets of other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since our inception on September 3, 1996 through the sale of equity and debt securities and have raised gross proceeds totaling approximately $55.0 million through September 30, 2005. We have incurred net losses and negative cash flow from operations each year, and we have an accumulated deficit of approximately $45.3 million as of September 30, 2005. We have not generated any revenues to date. We do not expect to have significant revenues or income, other than interest income, until we are able to sell our product candidates after obtaining applicable regulatory approvals, we achieve development milestones or receive option payments under our GSK agreement, and/or establish additional collaborations that provide us with funding, such as licensing fees, royalties, milestone payments or upfront payments.

As of September 30, 2005, our consolidated cash, cash equivalents and short-term investments were $16.7 million, as compared to $17.5 million at December 31, 2004. This decrease reflects the continued funding of our corporate operations including the development and advancement of our product candidates partially offset by the completed July Private Placement. Working capital at September 30, 2005 and December 31, 2004 was approximately $14.8 million and approximately $16.1 million, respectively.

We believe that our cash, cash equivalents and short-term investments will be sufficient to satisfy our anticipated capital requirements until December 31, 2006 representing a change from our June 30, 2005 Management’s Discussion and Analysis in which we had estimated August 31, 2006. This change is due to a budget assessment performed subsequent to the July 2005 Private Placement in which we were able to adjust the timing and reduce the amount of our forecasted operating expenses. However, any projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of research and development activities; progress or lack of progress in our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to achieve option payments and development milestones under our current collaboration or we establish additional collaborations that provide us with funding; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of any regulatory review process or our commercialization activities, if any.

To finance our operations we will need to raise additional funds through either the sale of additional equity, issuance of debt, the achievement of development milestones or receipt of option payments under our agreement with GSK or the establishment of funding from additional collaborations, or the out-license of certain aspects of our intellectual property portfolio. There can be no assurance that we will be able to raise the necessary capital or that such funding will be available on favorable terms.

Cash Flows

The net cash flow used in operations was $4.1 million for the three months ended September 30, 2005, as compared to $2.2 million for the same period in 2004. The cash utilized for the three months ended September 30, 2005 represents approximately $1.4 million per month. The cash flow used in operations for the nine months ended September 30, 2005 was $8.8 million as compared to $5.6 million for the same period in 2004. The cash utilized over the nine month period ended September 30, 2005 is slightly less than $1.0 million per month. The increase in 2005 as compared to 2004 for both periods is primarily due to our expanding drug development activities associated with our product candidates.

On July 20, 2005, we completed a private placement of equity securities totaling $8.5 million, resulting in net proceeds of $8.1 million after deducting broker fees and other expenses of $0.4 million. This financing included a $3.0 million equity investment by GSK.

Financial Instruments

Our financial instruments consist primarily of cash, cash equivalents and short-term investments. These investments will ultimately be liquidated to support the ongoing operations of the Company.

Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. According to our current investment policy, investments may be made in U.S. or Canadian government obligations and chartered bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and a maximum-weighted average time to maturity of twelve months. This policy applies to all of our financial resources, and is subject to change at the discretion of our Board of Directors.

The risks associated with the policy are primarily the opportunity cost of the conservative nature of the allowable investments. Because our main purpose is research and development, we have chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest, with unrealized gains and losses recognized as investment income. Short-term investments were $3.4 million at September 30, 2005 and nil at September 30, 2004. During the three month period ended September 30, 2005, we earned interest income of $0.2 million on our cash, cash equivalents and short-term investments as compared to $0.1 million on our cash and cash equivalents for the same period in 2004. During the nine month period ended September 30, 2005, we earned interest income of $0.3 million on our cash, cash equivalents and short-term investments as compared to $0.2 million on our cash and cash equivalents for the same period in 2004.

Leasehold Inducements

On August 31, 2005 we entered into several agreements to lease a new office and laboratory facility (“Maplewood Facility”) and sublease our existing facility (“Englert Facility”). As an incentive to enter into the transaction we received free rent and capital inducements. We received half rent for the Maplewood Facility over the first 24 months of the 84 month lease term. In conjunction with the transaction, we also received inducements in the form of furniture, equipment and leasehold improvements with a fair market value of approximately $0.5 million and in return we provided furniture, equipment and leasehold improvements with a net book value of $0.2 million with an approximate fair market value of $0.1 million.

We will record rent expense on a straight line basis by accumulating the rental payments and allocating them over the 84 month term of the lease which expires on August 31, 2012. The difference between the cash payment and lease expense will be charged to deferred lease inducements.

Contractual Obligations

Since our inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of September 30, 2005.

The following table represents our contractual obligations and commitments at September 30, 2005 (In thousands):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Englert Lease (1)	$99	$162	$238	$82	$581
Maplewood Lease (2)	117	531	749	761	2,158
McGill License (3)	289	472	800	67	1,628
OHSU License (4)	—	—	—	—	—
Rutgers License (5)	25	100	50	—	175

Total	$530	$1,265	$1,837	$910	$4,542

(1)	In April 2004 we entered into a lease for our facilities in RTP. Amounts shown assume the maximum amounts due under the lease, however this facility has now been subleased to another company which is responsible for payments until March 31, 2008; however, in the event of their default Adherex would become responsible for the obligation. In addition, Adherex is contractually obligated until August 31, 2010.
(2)	In August 2005 we entered into a lease for new office and laboratory facilities in RTP. Amounts shown assume the maximum amounts due under the lease. We received lease and capital inducements to enter into the transaction, including half rent for the first 24 months and capital inducements with a fair market value of $0.5 million.
(3)	Research obligations shown. Royalty payments, which are contingent on sales, are not included. Penalties for failure to achieve clinical trial progress goals are not included. We currently expect that clinical trials will progress more rapidly than required by the agreement.
(4)	Royalty and milestone payments that we may be required to pay, which are contingent on sales or progress of clinical trials, are not included.
(5)	Royalty payments, which are contingent on sales and other contingent payments that we may be required to pay, are not included.

In connection with the OHSU License Agreement and the Rutgers License Agreement, we are required to pay specified amounts in the event that we complete certain Adherex-initiated clinical trial milestones. In the near term a potential milestone payment to OHSU of up to $0.5 million may be required if we complete a randomized clinical trial with STS in children, which has not yet commenced. There can be no assurance that we will commence and complete that clinical trial when anticipated, if at all.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin targeting technology platform and currently include ADH-1, Eniluracil, STS, NAC, mesna and various cadherin technology-based preclinical programs.

We have established relationships with universities, research organizations and other institutions which we utilize to perform many of the day-to-day activities associated with our drug development. Where possible we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our Chief Scientific Officer, other members of our executive management and our supporting scientific staff. Major development issues are presented to the members of our Scientific and Clinical Advisory Board for discussion and review.

During the three month period ended September 30, 2005, Company-sponsored research and development expenses totaled $3.1 million and $1.2 million for the same period during 2004. During the nine month periods ended September 30, 2005 and September 30, 2004, Company-sponsored research and development expenses totaled $8.5 million and $3.3 million, respectively. During the three months ended September 30, 2005, we spent $2.1 million on ADH-1, $0.6 million on eniluracil, $0.3 million on STS and $0.1 million on our other anti-cancer programs on a fully allocated basis. During the nine months ended September 30, 2005, we spent $6.9 million on ADH-1, $0.8 million on eniluracil, $0.5 million on STS and $0.3 million on our other anti-cancer programs on a fully allocated basis.

ADH-1 is a molecularly-targeted anti-cancer drug currently in Phase Ib/II and Phase II clinical studies. ADH-1 is a small peptide molecule that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells.

Eniluracil is a DPD inhibitor that was previously under development by GSK for oncology indications. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely-used oncology agents and a current first-line therapy for a variety of cancers including colon, rectal, breast, head and neck and ovarian. We have obtained new proprietary data regarding the optimal usage of eniluracil in combination with 5-FU, which formed the basis of a patent application filed by us. We are implementing an accelerated development program to support the initiation of a Phase III clinical program in mid 2007; however, there can be no assurance that we will commence and complete that clinical trial when anticipated, if at all.

STS is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at OHSU to reduce hearing loss in patients, particularly children, treated with platinum-based agents. We continue to work with the Children’s Oncology Group to develop a protocol for a randomized STS trial in children.

NAC is being developed as a bone marrow protectant to prevent the bone marrow toxicity caused by certain anti-cancer drugs. Upon the completion of ongoing investigator-sponsored Phase I clinical studies, we will re-evaluate the market potential of NAC.

Mesna is under development as a chemoenhancer directed at reducing the development of resistance by cancer cells to certain chemotherapeutics agents. We continue to evaluate mesna but believe it is necessary to repeat the findings of the Argentina clinical trial prior to further developing this product candidate.

Our preclinical pipeline includes back-up peptides and small chemical molecule successors to ADH-1; molecules being developed to inhibit the metastatic spread of some cancers; and peptides that combine both angiolytic and antiangiogenic properties.

Quarterly Operating and Business Risks

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. We are subject to risks inherent in the biopharmaceutical industry, including:

•	a history of significant losses and no revenues to date;

•	our product candidates are at an early stage of development and we may never successfully develop or commercialize our product candidates;

•	the possibility of delayed or unsuccessful human clinical trial with our product candidates;

•	the need to raise additional capital to fund operations;

•	the ability to retain collaborators and the possible need to develop new collaborations;

•	the management of growth of the Company, including the ability to retain and attract qualified personnel;

•	the enforcement and protection of our patent portfolio or the possible infringement of the rights of others;

•	the reliance on third party contract manufacturers to produce drug substance;

•	exchange rate fluctuations;

•	the ability to obtain regulatory approval of our drug candidates;

•	the uncertainty of market acceptance of our products, the competitive environments, pricing and reimbursement of our product candidates, if and when they are commercialized;

•	the potential for product liability lawsuits in clinical trials or from commercial activities;

•	the use of hazardous materials and chemicals in our research and development;

•	the fact we are a foreign investment company under U.S. tax law; and

•	the volatile nature of our common stock price.

Our quarterly financial results will fluctuate from period to period and therefore are not necessarily meaningful and should not be relied upon as an indication of future financial performance. Such fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical and biotechnology industries, and general economic conditions. Any effect on our common stock could be unrelated to our longer-term operating performance. For a more detailed discussion of our risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.